Digital Direct IR, Inc.



Annual Report

2018

Annual Report 2018

Throughout this document, mentions of Digital Direct refer to Digital Direct IR, Inc., a corporation formed on August 3, 2015 in Delaware (the "Company"). The Company's physical address is 61-21 183rd Street, Fresh Meadows, NY 11365.

You may contact the Company by emailing info@d2ir.com. This annual report is posted on the Company's website, www.digitaldirectir.com.

DISCLOSURES AND FORWARD LOOKING STATEMENTS

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Digital Direct IR, Inc. ("Digital Direct" or "Company") is a corporation formed on August 3, 2015, in Delaware. The Company's physical address is 61-21 183rd Street, Fresh Meadows, NY 11365. The Company's web site may be accessed at www.digitaldirectir.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Peter Kaufman

Board Member, CTO and CEO.

Dates	Position	Principal Occupation
8/3/15 - Present	CEO and CTO	Digital Direct IR, Inc.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1/1/99 – 8/2/15	Public Service Solutions Inc.	Founder, CTO

Howard Carpenter

Board positions with COMPANY

Dates	Position	Principal Occupation
8/3/15 – Present	Board	Digital Direct IR, Inc.

Positions with [COMPANY]

Dates	Position	Responsibilities
8/3/15 – Present	Co-Founder, Board	Digital Direct IR, Inc.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1995-1990	Union Carbide	Sales

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Peter Kaufman owns 39,750 shares of common stock, representing a voting power of 29%.

Howard Carpenter owns 39,750 shares of common stock, representing a voting power of 29%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Company Overview

Digital Direct IR, Inc. has developed and patented an innovative thermal imaging (infrared) detector that uses an entirely new, direct to digital method for capturing infrared data. Our technology is significantly less complex than existing technologies, which use complicated detection mechanisms and suffer from data "noise" resulting from the conversion of analog to digital signals. Our technology has the potential to increase adoption of infrared detection and thermal imaging for autonomous vehicles and medicine and to reduce the cost of using thermal imaging for defense, security and surveillance applications.

D2IR is an infrared photonics company focused on the design, development, and commercialization of our innovative thermal imaging detector and follow-on applications. D2IR was founded by Peter Kaufman, an engineer with over 30 years of design and engineering expertise and numerous patents and publications, and Howard Carpenter.

Our patented thermal imaging technology enables the production of a multi-spectrum, direct to digital detector. Based on simulations we have run, we expect thermal imaging cameras built using our technology to have a detector sensitivity of equal or better than currently available uncooled products and to be up to 50-90% less expensive than existing infrared cameras. We believe that the price/performance combination of our technology positions it best for new uses in autonomous vehicles and medical imaging and will enable us to outcompete more expensive thermal imaging technologies used for defense, security and surveillance.

Our mission is to use our technology to lower the price of and enable more widespread usage of thermal imaging.

Our innovations create a technology platform from which we can create products for multiple end markets:

Automotive: Thermal and night vision sensors for autonomous and non-autonomous cars

First Responder: Thermal goggles for firemen and police

Homeland Security: Thermal sensor for border patrol

Military: Thermal goggles; Drones

Healthcare: Swallowable pill camera, thermal endoscope, sensor for trauma surgery

We seek to commercialize our technology and then target four markets for adoption—automotive, medical imaging, defense and safety, security and drones. We intend to license our patented technology to strategic partners in the automotive and medical imaging markets that would then incorporate our thermal imaging camera technology into their products and systems and to partner with systems integrators and distributors in the defense and safety & security markets to sell off the shelf or OEM models of our cameras.

5. How many employees does the Company currently have? (§ 227.201(e))

As of 12/31/2018 the company had five full time employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

The Company has limited revenues and we face a high risk of business failure, which would result in the loss of your investment.

The Company was formed in 1998 but has had limited revenues to date upon which an evaluation of its prospects can be based. Its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new technologies. To address these risks the Company must, among other things, continue to attract investment capital, respond to competitive factors, attract, retain and motivate qualified personnel and commercialize its products and services. No assurance can be given that the Company will be successful in doing so.

The Company has a small management team and may not be able to manage growth as the business grows.

Our growth may place significant demands on our management, which consists mainly of Peter Kaufman, the inventor of our technology. Our ability to manage our growth will require us to continue to implement and improve our operational, financial and management systems and to identify, retain, motivate and effectively manage a workforce that is necessary and that may rapidly expand. There can be no assurance that we can manage that growth moving forward. If we are unable to effectively manage any of these variables, the quality of our products, our ability to attract and/or retain key personnel and results of operations would be materially and adversely affected. No assurance can be given that we will grow or be successful in managing any growth or attracting new employees.

We primarily rely on Peter Kaufman and Howard Carpenter, the loss of whom could harm our ability to carry out our business strategy.

Our operations depend almost exclusively on the performance and continued service of Peter Kaufman, and to some extent, Howard Carpenter. The business, its operations and strategy are derived from inventions developed by Mr. Kaufman, and Mr. Carpenter has been actively engaged in the business since inception. The loss of either of their services would adversely affect our ability to effectively pursue our business strategy and would most likely result in the loss of your investment. We do not maintain key man life insurance on either of them. Moreover, Mr. Kaufman is 65 and Mr. Carpenter is 85 years old and their continued service is subject to each of them having the ability to continue to devote their time to the Company, including based on their health. We do not have any other employees as this time, although we do rely on the advice of third party advisors. We have sought to retain the services of a number of persons over the past several years on an ongoing basis to assist with Company needs, but those relationships have either ended after a short period of time, or we were not able compensate those persons in accordance with their requests. Without additional assistance from third parties, the Company may not be able to raise additional capital; meet planned business strategies and develop a viable commercial product.

We anticipate depending on the government for a material portion of our business and changes in government spending could adversely affect our business

We anticipate that a significant portion of revenues will come directly or indirectly through third parties from contracts or subcontracts funded by United States, state or local government agencies. The funding of contracts awarded to us or to third parties with whom we do business depends on the overall government budget and appropriations process, which is beyond our control. In addition, at its discretion, any of these governmental agencies may change its spending priorities and/or terminate, reduce or modify contracts. Substantial uncertainty exists in the spending levels and priorities of the United States government, particularly with respect to military expenditures; and especially considering the new congress and/or President. Notwithstanding the foregoing, we anticipate that under the Republican controlled United States Federal government spending for the military will not be reduced.

As a direct or indirect United States government supplier, we may be subject to a number of procurement rules and regulations

Government contractors must comply with specific procurement regulations and other requirements and are subject to routine audits and investigations by United States Federal, state or local government agencies. In addition, violations of unrelated laws and statutes can lead to debarment and other penalties. If due to our relationships with the government or third parties we are required to comply with procurement rules and regulations and other laws and statutes, and we fail to do so, the results could include: reductions in the value of contracts; contract modifications or termination; the assessment of penalties and fines; and/or suspension or debarment from United States government contracting or subcontracting for a period of time or permanently.

We may experience impairment in the value of our tangible and intangible assets

Our industry is subject to changes in technology, which may result in unexpected obsolescence or impairment of our assets. In addition, if and when we maintain inventory and/or own machinery and equipment, such items may experience impairment in their value as a result of such events as the introduction of new products, changes in technology or changes in customer demand patterns.

We face risks from international sales and business activities

We anticipate that we will market and sell our products worldwide and international sales will account for a good portion of our revenues. We also anticipate that we will manufacture certain products and subassemblies in Europe and/or Asia, subject to applicable laws and obtaining contracts with third parties. Our international business activities will be subject to a number of risks, including:

•   the imposition of and changes to governmental controls;

- restrictions on the export of technology;

- trade restrictions;

- difficulty in collecting receivables;

- inadequate protection of intellectual property;

- labor union activities;

- changes in tariffs and taxes;

- restrictions on repatriation of earnings;

- restriction on the importation and exportation of goods and services;

- failure to comply with anti-bribery and anti-corruption laws;

- difficulties in staffing and managing international operations; and

- political and economic instability.

No assurance can be given that these factors will not have a material adverse effect on our future international sales and operations and, consequently, on our business, financial condition and results of operations.

We will face risks from currency fluctuations

Changes in the value of foreign currencies in which our sales or costs incurred are denominated could in the future cause fluctuations in our operating results. We will seek to reduce our exposure to currency fluctuations by among other things, denominating, where possible, our international sales in United States dollars, by balancing expenses and revenues in various currencies and by potentially undertaking limited hedging of forecasted currency exposures. With respect to international sales denominated in United States dollars, a decrease in the value of foreign currencies relative to the United States dollar could make our products less price competitive.

We may not be successful in obtaining the necessary export licenses to conduct operations abroad and the United States government may prevent proposed sales to foreign governments and customers

We anticipate that export licenses will be required from United States government agencies under one or more applicable statutes, including potentially the Export Administration Act, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976, to manufacture abroad and/or for export of many of our products. We have not reviewed these statutes in depth and so their applicability to our business is uncertain at this time. We can give no assurance that we will be successful in obtaining these licenses. The aftermath of terrorism activities and heightened tensions with other countries (which shift and evolve over time), has led to heightened government scrutiny of manufacturing abroad and/or export licenses. Failure to obtain or delays in obtaining these licenses would prevent or delay us from manufacturing and/or selling our products outside the United States and could have a material adverse effect on our business, financial condition and results of operations.

General economic conditions may adversely affect our business, operating results and financial condition

Our operations and performance like most companies will depend significantly on worldwide economic conditions and their impact on levels of capital investment and consumer spending. Economic factors that could adversely influence demand for the Company's products include uncertainty about global economic conditions leading to reduced levels of investment, changes in government spending levels and/or priorities, the size and availability of government budgets, customers' and suppliers' access to credit, consumer confidence and other macroeconomic factors affecting government, industrial or consumer spending behavior.

Continuation of the conditions that led to reduced spending and potential further reductions in spending globally by either consumers or government agencies could have a material adverse effect on our business, financial condition and results of operations.

Our primary markets are volatile and unpredictable

Our business depends will depend on the demand for our products and solutions in a variety of commercial, industrial and government markets. The demand for our products in these markets will fluctuate due to a variety of factors, some of which are beyond our control, including:

• the timing, number and size of orders from, and shipments to, our customers, as well as the relative mix of those orders;

• variations in the volume of orders for a particular product or product line in a particular quarter;

• the size and timing of new contract awards;

• the timing of the release of government funds for procurement of our products either directly or indirectly; and

• the timing of orders and shipments within a given fiscal quarter;

Seasonal fluctuations in our operating results result from:

• the seasonal pattern of contracting by the United States government and certain foreign governments;

• the desire of customers to take delivery of equipment prior to fiscal year ends due to funding considerations; and

- the tendency of commercial enterprises to fully utilize annual capital budgets prior to expiration;

Competition in our markets is intense and our failure to compete effectively could adversely affect our business

Competition in the markets for our products is intense. The speed with which companies can identify new applications for thermal imaging, develop products to meet those needs and supply commercial quantities at low prices to the market are important competitive factors. We believe the principal competitive factors in our markets are product performance, price, customer service and training, product reputation, and effective marketing and sales efforts. Most of our competitors have greater financial, technical, research and development, and marketing resources than we do. All of these factors, as well as the potential for increased competition from new market entrants, require us to continue to invest in, and focus on, research and development and new product innovation. No assurance can be given that we will be able to compete effectively in the future and a failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our products may suffer from defects or errors leading to substantial product liability, damage or warranty claims

Our products contain new technology and could contain errors or defects due to the manufacturing and/or design process. If any of our products are defective, we might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses including expenses arising from product liability and warranty claims, disrupt sales and affect our reputation and that of our products, which could have a material adverse effect on our business, financial condition and results of operations. As we expand our presence into new markets, we may face increased exposure to product liability claims. We will need to obtain product liability insurance but cannot be certain that it will be sufficient or will be available on acceptable terms. We have not researched the viability of obtaining such insurance.

Our inability to protect our intellectual property and proprietary rights and avoid infringing the rights of others could harm our competitive position and our business

Our ability to compete successfully and achieve future revenue growth depends, in part, on our ability to protect our proprietary technology and operate without infringing the rights of others. To accomplish this, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements and contractual provisions to protect our proprietary rights. Many of our proprietary rights are held in confidence as trade secrets and are not covered by patents, making them more difficult to protect. Although we currently hold a patent covering certain aspects of our technologies and products, and we are actively pursuing additional patents, we cannot be certain that we will obtain additional patents or trademarks on our technology, products and trade names. Furthermore, we cannot be certain that our patents or trademarks will not be challenged or circumvented by our competitors or that measures taken by us to protect our proprietary rights will adequately deter their misappropriation or disclosure. Any failure by us to meaningfully protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Moreover, because intellectual property does not necessarily prevent our competitors from entering the markets we serve, there can be no assurance that we will be able to maintain our competitive advantage or that our competitors will not develop capabilities equal or superior to ours.

Litigation over patents and other intellectual property is common in our and other manufacturing industries. We cannot be sure that we will not be subject to such litigation in the future. Similarly, there exists the possibility we will assert claims in litigation to protect our intellectual property. Lawsuits defending or prosecuting intellectual property claims and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort of our personnel. An adverse determination in a patent suit or in any other proceeding in which we are a party could subject us to significant liabilities, result in the loss of intellectual property rights we claim or impact our competitive position. Additionally, an adverse determination could require us to seek licenses from third parties. If such licenses are not available on commercially reasonable terms or at all, our business, financial condition and results of operations could be adversely affected.

Our future success will depend on our ability to respond to the rapid other technological change in the markets in which we compete, our ability to introduce new or enhanced products and enter into new markets

The markets in which we compete are characterized by technological developments and new product introductions, enhancements and modifications (which can occur over time or rapidly as new technologies are conceived). Our ability to develop new products and technologies that anticipate changing customer requirements, reduce costs and otherwise retain or enhance our competitive position in existing and new markets will be an important factor in our future results from operations. We will continue to need to make capital expenditures and incur research and development costs to improve our manufacturing capability, reduce costs, and develop and introduce new products and enhancements. If we fail to develop and introduce new products and technologies in a timely manner, our business, financial condition and results of operations would be adversely affected. In addition, we cannot be certain that our new products and technologies will be successful or that customers will accept any of our new products.

Our business could be negatively impacted by cyber security threats and other security threats and technology disruptions

In the regular course of business as a direct or indirect United States government contractor, we anticipate that we will face certain security threats and technology disruptions, including threats to our information technology infrastructure, attempts to gain access to our or our customers' proprietary or classified information, threats to the physical security of our manufacturing facilities and employees, threats of terrorism events and failures of our technology tools and systems. In addition, we may be subject to laws and rules issued by various agencies concerning safeguarding and maintaining infrastructure and physical security and information confidentiality. Our information technology networks and related systems will be critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. In particular, cybersecurity threats-which include, but are not limited to, computer viruses, spyware and malware, attempts to access information, denial of service attacks and other electronic security breaches-are persistent and evolve quickly. Such threats have increased in frequency, scope and potential impact in recent years. Further, a variety of technological tools and systems, including both company-owned information technology and technological services provided by outside parties, support our critical functions. These technologies are subject to failure and the user's inability to have such technologies properly supported, updated, expanded or integrated into other technologies. Accordingly, we will need to invest in highly skilled information technology resources to appropriately identify and deter threats and monitor and mitigate potential risks. We will need to maintain information security policies and procedures for managing all systems. There can be no assurance that such actions will be sufficient to prevent disruptions to critical systems, unauthorized release of confidential information or corruption of data.

In the future, cyber security threats and other security threats and technology disruptions could disrupt our operations and customer and other third party information technology systems. They also could require significant management attention and resources, negatively impact our reputation among our customers and the public and challenge our eligibility for future work on sensitive or classified systems, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, some of our proprietary software and products use or contain open source and third party software which may unbeknownst to us contain defects or viruses that pose unintended risks to our customers. These risks if not effectively mitigated or controlled could materially harm our business or reputation.

<u>Risks Related To Our Financial Condition</u>

The Company's use of capital from the current financing and the need for additional capital.

We are raising the money pursuant to this financing in order to pay for finish paying for a proof of concept; pay down debt, potentially settle the contractor's claim referenced above and for general working capital needs. While we are confident based on our internal tests that the proof of concept will be successful, there can be no assurance that such proof of concept will result positively. If the proof of concept does not result in a strong endorsement of our product, then potentially we will not be able to market our product to our intended customer base, including governments and/or government contractors.

The Company believes that it will need to raise additional capital in the near future and anticipates that it will sell additional securities to do so. The Company anticipates that the proceeds from any such financing will be used for working capital, for acquisitions and growth and for general corporate purposes, as well as a number of other purposes, in its sole discretion. We believe that we need additional capital based on our continued operating needs and plans.

Your ownership in the Company could be diluted by the later issuance of additional shares of preferred stock, common stock or other equity or convertible debt. In addition, any additional equity will most likely have rights that are senior to the Stock. The Company is issuing warrants in connection with the sale of the stock and the exercise of such warrants will dilute your holdings.

Outstanding Debt

The Company previously issued convertible promissory notes in the aggregate amount of $160,000, which notes mature on December 31, 2016. The notes automatically convert into shares of capital stock if the Company consummates a transaction whereby the Company raises at least $200,000 from the sale of common stock or securities exercisable into common stock on or before such date. If you invest in the Company and the Company fails to raise the $200,000 by December 31st, it is possible that the holders of the promissory notes bring claims against the Company for default under the notes and therefore your investment can be at risk. Additionally, an independent contractor who previously acquired a note asserted claims against the Company for the return of her loan and alleged unpaid amounts for her services. If she were not to be paid, then the Company anticipates that she would seek to foreclose on the note. As a creditor, she could obtain a judgment and use legal remedies to enforce her rights. The Company anticipates paying that note whether or not the balance of the notes will be converted into shares of common stock.

The Company will depend on revenues from several key customers.

Because we are a start-up, we anticipate that most of our revenues will be derived from a few customers. At this time, we do not have any customers.

We will have broad discretion in using our net proceeds received from Investors

Our management will have broad discretion over the allocation of the Company's net proceeds received from Investors as well as over the timing of their use without Investor approval. We have not yet determined entirely how the net proceeds that we receive will be used, other than the broad uses described above. As a result, Investors will be relying upon management's judgment with only limited information about our specific intentions for the use of our net proceeds. Our failure to apply these proceeds effectively could cause our business to suffer. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Risks Related To Our Offerings

Limited liquidity of Stock

There is no market for the Stock, and it has limited transferability. Any Stock offered would be characterized as "restricted securities" under federal and state securities since they would be acquired from the Company in a transaction not involving a public offering. Therefore, the Stock can only be resold without registration under the Act only in certain limited circumstances. Furthermore, there is no market, and a market may never develop, for the Stock. Therefore, Investors may not be able to liquidate their investments. In addition, the Stock would be subject to further restrictions on transfer pursuant to the Rights Agreement described below. Consequently, the purchase of the Stock should be considered only as a long-term investment by qualified investors. Investors must be prepared to bear the economic risk of their investment for an indefinite period of time and be able to withstand a total loss of their investment.

Investing in our Company is highly speculative and could result in the entire loss of your investment

Purchasing the Stock is highly speculative and involves significant risk. The Stock should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Investors may be unable to realize a substantial or any return on their purchase of the Stock and may lose their entire investment. For this reason, each Investor should review all pertinent documents carefully, and consult with their attorney, business and/or investment advisor.

Conflicts of Interest

Peter Kaufman and Howard Carpenter will be subject to a variety of conflicts of interest in managing the Company's assets and affairs as directors and officers of the Company.

Messrs. Kaufman and Carpenter, together with shares owned by their relatives own 79.1% of the outstanding Common Stock of the Company (prior to the Financing and approximately 65% post-Financing). Consequently, they, acting together, will be able to control decision making of the Company.

There can be no assurance that, in the future, conflicts of interest with respect to the foregoing transactions will not arise, or, if they do arise, that they will be resolved in a manner favorable to the Company.

Messrs. Kaufman and Carpenter and the Company have entered into Grid Promissory Notes, which has an outstanding balance consisting of principal and interest of $99,000 in the aggregate for start-up financing to the Company, as of the date hereof. They do not intend to convert those notes in connection with this Financing and therefore such notes will be outstanding following this Financing.

Special Participation Rights

The Company previously granted certain holders of common stock a special participation right to share in the Company's gross revenues. The Company may only redeem this participation right after the holders receive an amount equal to five times their original investment. The Company has not paid any amounts in respect of this participation right to date. In addition, any holder at this time may demand the redemption of its participation right in an amount equal to two times its original investment. No holder has ever requested such redemption.

The Company intends to re-negotiate these participation rights with the holders of such rights in the future. Such re-negotiation could result in the Company having to "buy out" those participation rights and it is difficult to predict what that buyout may consist of. However, since the original investment consisted of a redemption of 5 times the original investment, the Company anticipates that the "buy out" may require the issuance of additional equity or other compensation. No assurance can be given that the Company will successfully be able to modify the participation rights and therefore the gross revenues of the Company may be distributable to such holders rather than used for growth or other working capital purposes.

We may raise additional financing in the future; Outstanding Warrants.

We anticipate that we will need additional funding to fully execute our business and marketing plan. Accordingly, it is very likely that we will be required to issue or pledge newly authorized or existing securities of our own issue in order to secure such financing. Any additional securities that we issue in this regard will in all likelihood have priority over the Stock or dilute Investors' position.

In addition, the Company has previously issued warrants representing the right to acquire 8,500 shares of Common Stock in the aggregate to three advisors for their services, and to one shareholder in consideration of amending a subscription agreement. While the number of shares of the Common Stock upon exercise of the warrants are included in the pre-capitalization table associated with this Offering, the exercise price of those shares are set today. Accordingly, since the exercise prices may be more favorable than the value of the shares in the future, they could result in additional dilution of investor shares. In addition, the Grid Notes held by Mr. Carpenter and Mr. Kaufman will likewise dilute investors upon conversion in the future. Finally, warrants are being issued to the initial investors in this Financing and as with the warrants described above, the exercise of such warrants and the exercise price could result in dilution to current and future investors.

As we do not have an escrow or trust account with subscriptions for investors, if we file for or are forced into bankruptcy protection, investors will lose the entire investment.

Invested funds for this Offering will not be placed in an escrow or trust account and if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. As such, you will lose your investment and your funds will be used to pay all creditors of the Company.

No Tax Advice

Each Investor's tax status is different and there can be no assurance given by the Company as to the treatment of his or its investment in the Company. Each Investor should seek advice from his or her tax professional to understand the tax treatment of its investment in the Company, as well as distributions from the Company.

Private Offering Exemption.

The Company is selling its Stock without registration under the Securities Act and without registration or qualification under state laws. It will rely on an exemption for "transactions by an issuer not involving any public offering." While the Company believes reliance on that exemption is justified, there can be no assurance that factors such as the manner in which offers and sales are made, the scope of disclosure provided, failures to file notices or renewals of claims for exemption or changes in applicable laws, regulations or interpretations will not cause the Company to fail to qualify for the exemption under federal or one or more states' laws. Loss of the exemption could result in the rescission of sales of Stock at prices higher than the current value of that Stock, potentially materially and adversely affecting the Company's performance and business. Further, even non-meritorious claims that offers and sales of Stock were not made in compliance with applicable securities laws could materially and adversely affect the Company's ability to conduct business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

The information provided to Investors may include forward-looking statements. All statements or information, other than statements or information of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, although not in every case. We have based these forward-looking statements and information largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors" above. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time-to-time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update any forward-looking statements for any reason.

Unless otherwise indicated, information concerning our proposed industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our limited knowledge of the markets for our offerings. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	1,000,000	137,486	1 vote/share	

The founders represent 58% of the outstanding shares and the seed investors represent 42% of the outstanding shares of the Company.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors.

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

As of 12/31/2018 the company had established a value based on (i) market comparable of public and privately traded companies and (ii) discounted cash flow analysis.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Digital Direct IR, Inc., investors do not have a definitive say in terms of business decisions.

Investors who purchased common stock through one of our offerings have a minority ownership in the Company and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Reg-CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Founder	$144,713	3%	Perpetual
Convertible Equity	$276,311	10%	Upon Equity Raise

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
2017-2018	Common	10,361 Shares	506a	R&D, Working Capital
2017	Common	363 Shares	Reg CF	R&D, Working Capital
9/7/2018	Common	978 Shares	Reg CF	R&D, Working Capital
2018-2019	Common	1221 Shares	506a	R&D, Working Capital

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does Not Apply.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

2018

The Company ended 2018 with cash and cash equivalents of $6,734 and total assets of $281,713. The Company ended the year with net equity of $201,786. The Company heretofore has been in the developmental stage and as such has been operating at a net loss. The Company raised $133,705 in 2018 and paid off $54,340 of debts during the year. The Company expects to continue raising both equity and debt to continue to fund itself.

2017

The Company ended 2017 with cash and cash equivalents of $60,144 and total assets of $313,665. The Company ended the year with net equity of $186,397. The Company heretofore has been in the developmental stage and as such has been operating at a net loss. The Company raised $430,735 in 2017. The Company expects to continue raising both equity and debt to continue to fund itself.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

DIGITAL DIRECT IR, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

DIGITAL DIRECT IR, INC.

CONTENTS

JR Financial Services, Inc.

Joseph Rossello, CPA

125 Front Street, Rm3
Massapequa Park, NY 11762
Phone (516) 470-1545
Fax (516) 470-1547

To The Stockholders
Digital Direct IR, Inc.
Carmel, New York

We have independently reviewed the accompanying balance sheet of Digital Direct IR, Inc. at December 31, 2018 and the related statements of loss and stockholders' equity for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Digital Direct IR, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



JR Financial Services, Inc.

JR FINANCIAL SERVICES, INC.

Massapequa Park, New York
January 20, 2022

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:

Cash	$	6,734
Total Current Assets		6,734
OTHER ASSETS:		
Patent Costs		274,979
	$	281,713

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2018

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accrued expenses and other current liabilities	$ 46,996
Total Current Liabilities	46,996
LONG-TERM LIABILITIES:	
Loans payable – officers	32,931
	32,931
STOCKHOLDER'S EQUITY:	
Additional paid in capital	199
Common stock	794,440
Deficit	(592,853)
Total Stockholder's Equity	201,786
	$ 281,713

DIGITAL DIRECT IR, INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES EARNED	$ -0-
OPERATING EXPENSES	
Accounting	1,800
Advertising	2,331
Bank Charges	379
Insurance	4,820
Interest	5,051
Meals and Entertainment	1,755
Office Expense	3,461
Postage	337
Research & development	94,159
Telephone and internet	2,400
Utilities	1,823
	118,316
NET (LOSS)	(118,316)
DEFICIT, BEGINNING OF YEAR	(474,537)
DEFICIT, END OF YEAR	($ 592,853)

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received	$ -0-
Interest income	-0-
Cash Provided By Operating Activities	-0-
Cash paid for general and administrative costs	(132,775)
Cash Disbursed For Operating Activities	(132,775)
NET CASH (USED IN) OPERATING ACTIVITIES	(132,775)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	133,705
	133,705
Repayment of officer loans	(54,340)
	(54,340)
NET CASH PROVIDED BY FINANCING ACTIVITIES	79,365
NET INCREASE IN CASH	(53,410)
CASH, BEGINNING OF YEAR	60,144
CASH, END OF YEAR	$ 6,734

See accountants' review report and notes to financial statements.

-5-

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

RECONCILIATION OF NET LOSS TO NET CASH
(USED IN) OPERATING ACTIVITIES:

NET LOSS	($ 118,316)

ADJUSTMENTS TO RECONCILE NET LOSS TO
NET CASH (USED IN) OPERATING ACTIVITIES:

Changes in assets (increase) decrease:	
Patent Costs	(21,458)
Changes in liabilities increase (decrease):	
Accrued expenses	6,999
Total Adjustments	(14,459)
NET CASH (USED IN) OPERATING ACTIVITIES	($ 132,775)

`

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   <u>Summary of Significant Accounting Policies</u>

Business Activity

Digital Direct IR, Inc. ("The Company") is engaged in the development of infrared thermal imaging cameras for use in the public and private security markets. The Company's facilities are located in Carmel NY and Fresh Meadows NY.

Revenue and Cost Recognition

The Company has not offered its product for sale to the general public since it is still in the research and development stages. The Company has elected to report revenues on the accrual method of accounting. This method requires that revenues and expenses be recorded when earned and when incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Income Taxes

Income taxes are reported utilizing the accrual method for income tax purposes. This method requires that income be taxed when billed and expenses deducted when incurred.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   Summary of Significant Accounting Policies Cont'd.

Absence of Operating History.

The Company is a development stage company, and, therefore, it is subject to the risks inherent in the creation of a new business and the development of new products and services, including the absence of a history of significant operations, and the absence of proven products and services. There is no operating history, which makes the prediction of future results of operations difficult or impossible, and no assurance can be made that the goals of growth and profitability will be achieved. Revenues and results of operations will likely fluctuate significantly in the future. The causes of fluctuation may include the ability to develop, market and produce products and services, demand for these products, the level of competition, changes in operating expenses and general economic factors.

Ability to Obtain and Protect Proprietary Technology and Information.

As the company has already and will obtain patent protection to protect its proprietary rights, there can be no assurance that any of the company's intellectual property rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. The company could incur substantial costs in asserting or defending their intellectual property or proprietary rights against others, including any such rights obtained from third parties.

Dependence on key personnel.

The company's success, development, operations and future business will be substantially dependent upon the personal efforts and expertise of the founders and officers of the company. The loss of the services of such persons could have a material adverse effect. The company success will also be dependent upon its ability to hire and retain qualified personnel. There is no assurance that the company will be able to hire or retain such personnel.

The Need for Future Capital.

In order to accomplish the company's business objective, additional financing may be required. There can be no assurance that the necessary financing, should it be needed, will be available at affordable terms. The failure to obtain additional funds, when needed, will have a material adverse effect on the business, financial condition and results of operation.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   Summary of Significant Accounting Policies Cont'd.

Absence of Public Market and Limited Transferability of Shares.

There is no public market for the shares or any other security of the company and it is not anticipated that an active public market will develop in the foreseeable future. In addition, the shares have not been registered under the Securities Act or qualified under any state securities laws. Accordingly, the shares cannot be sold or otherwise transferred unless they are subsequently registered under the Act and qualified under any applicable state securities law or an exemption from such registration and /or qualification is available. Based on the foregoing, a purchaser will have to bear the economic risk of his or her investment for an indefinite period of time, therefore, the purchase of the shares is suitable only for those individuals who have no need for liquidity in their investment and who have adequate means of providing for their current financial needs and personal contingencies. The transfer of shares will be subject to certain limitations imposed by the Federal and State Securities laws. It is not anticipated that any public market for the shares will develop at any time within the foreseeable future. Consequently, holders of shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and shares may not be readily accepted as collateral for loans. The purchase of shares should be considered only as a long-term investment.

Uncertainty of Amount of Proceeds from the Sales of Units.

Units of the Company are being offered directly and the sale of the units is on a best-efforts basis. Subscriptions are accepted as received and, accordingly, may be sold all or in part. There is no assurance as to the number of units that will be sold and, therefore, no assurance as to the amount of proceeds the company will receive from the sale of units. The failure to sell all or any of the units may have a material adverse effect on the business, financial condition and results of operations.

Dilution.

Prospective investors who choose to purchase shares will incur immediate and substantial dilution in the tangible book value associated with their investment. Moreover, purchasers of shares may experience further dilution upon the consummation of additional sales of its securities.

-9-

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   Summary of Significant Accounting Policies Cont'd.

Assumptions regarding Financial Projections.

The Company's business plan contains projections prepared by the Company. The projections are based on management's assessment of such matters as growth, customer base, market size and general industry conditions and reflect the best estimates of management. No assurance can be given that any of the assumptions on which the projections have been based will prove to be correct or that the projected figures will be attained. Actual results may vary from projections and the variations may be both material and adverse. The projected financial statements have not been examined, reviewed or compiled by independent public accountants.

Note 2 -   Patent costs.

Patent costs comprise expenditures incurred toward the procurement of various patents obtained and those which are still in the process of being obtained to the extent which they relate to the research and development of its infrared thermal imaging cameras. These expenditures will be amortized when revenue is generated.

Note 3 -   Officer Loans.

The Company repaid funds previously advanced totaling $54,340. The balance due the officers totaled $32,931. These funds are non-interest bearing and are not expected to be repaid within the next twelve months.

Note 4 -   Common Stock

The Company amended its certificate of incorporation on November 2nd 2015. The Company was given the authority to issue 1,000,000 shares of common stock with a par value of $.001 per share. In addition, the Company approved a 500 to 1 stock split of its issued and outstanding shares. As of December 31, 2018, the Company has issued 137,693 shares of common stock issued and outstanding and 862,307 shares unissued.

DIGITAL DIRECT IR, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2018

STOCKHOLDER'S EQUITY – BEGINNING OF YEAR	$ 186,397
Capital raised through stock purchase – Round A	133,705
Current year net loss	(118,316)
STOCKHOLDER'S EQUITY – END OF YEAR	$ 201,786

DIGITAL DIRECT IR, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

DIGITAL DIRECT IR, INC.

CONTENTS

JR Financial Services, Inc.
Joseph Rossello, CPA

125 Front Street, Rm3
Massapequa Park, NY 11762
Phone (516) 470-1545
Fax (516) 470-1547

To The Stockholders
Digital Direct IR, Inc.
Carmel, New York

We have independently reviewed the accompanying balance sheet of Digital Direct IR, Inc. at December 31, 2017 and the related statements of loss and stockholders' equity for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Digital Direct IR, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.



JR Financial Services, Inc.

JR FINANCIAL SERVICES, INC.

Massapequa Park, New York
June 25, 2018

-1-

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:

Cash	$	60,144
Total Current Assets		60,144
OTHER ASSETS:		
Patent Costs		253,521
	$	313,665

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2017

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accrued expenses and other current liabilities	$ 39,997
Total Current Liabilities	39,997
LONG-TERM LIABILITIES:	
Loans payable – officers	87,271
	87,271
STOCKHOLDER'S EQUITY:	
Additional paid in capital	199
Common stock	660,735
Deficit	(474,537)
Total Stockholder's Equity	186,397
	$ 313,665

DIGITAL DIRECT IR, INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES EARNED	$ -0-
OPERATING EXPENSES	
Accounting	3,772
Bank Charges	1,019
Insurance	9,340
Interest	8,169
Legal & professional	4,348
Meals and Entertainment	4,240
Miscellaneous	1,254
Office Expense	790
Postage	401
Research & development	11,375
Real estate taxes	1,785
Telephone and internet	2,549
Utilities	1,549
	50,591
NET (LOSS)	(50,591)
DEFICIT, BEGINNING OF YEAR	(423,946)
DEFICIT, END OF YEAR	($ 474,537)

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received	$ -0-
Interest income	-0-
Cash Provided By Operating Activities	-0-
Cash paid for operating activities	-0-
Cash paid for general and administrative costs	(115,749)
Cash Disbursed For Operating Activities	(115,749)
NET CASH (USED IN) OPERATING ACTIVITIES	(115,749)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	430,735
	430,735
Repayment of officer loans	(54,852)
Conversion of notes into stock	(202,162)
	(257,014)
NET CASH PROVIDED BY FINANCING ACTIVITIES	173,721
NET INCREASE IN CASH	57,972
CASH, BEGINNING OF YEAR	2,172
CASH, END OF YEAR	$ 60,144

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

RECONCILIATION OF NET LOSS TO NET CASH
 (USED IN) OPERATING ACTIVITIES:

NET LOSS   ($ 50,591)

ADJUSTMENTS TO RECONCILE NET LOSS TO
 NET CASH (USED IN) OPERATING ACTIVITIES:

Changes in assets (increase) decrease:
  Patent Costs   (85,661)

Changes in liabilities increase (decrease):
  Accrued expenses   20,503

  Total Adjustments   (65,158)

          NET CASH (USED IN) OPERATING
          ACTIVITIES   ($ 115,749)

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   <u>Summary of Significant Accounting Policies</u>

<u>Business Activity</u>

Digital Direct IR, Inc. ("The Company") is engaged in the development of infrared thermal imaging cameras for use in the public and private security markets. The Company's facilities are located in Carmel NY and Fresh Meadows NY.

<u>Revenue and Cost Recognition</u>

The Company has not offered its product for sale to the general public since it is still in the research and development stages. The Company has elected to report revenues on the accrual method of accounting. This method requires that revenues and expenses be recorded when earned and when incurred.

<u>Pervasiveness of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

<u>Cash Equivalents</u>

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

<u>Income Taxes</u>

Income taxes are reported utilizing the accrual method for income tax purposes. This method requires that income be taxed when billed and expenses deducted when incurred.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   Summary of Significant Accounting Policies Cont'd.

Absence of Operating History.

The Company is a development stage company, and, therefore, it is subject to the risks inherent in the creation of a new business and the development of new products and services, including the absence of a history of significant operations, and the absence of proven products and services. There is no operating history, which makes the prediction of future results of operations difficult or impossible, and no assurance can be made that the goals of growth and profitability will be achieved. Revenues and results of operations will likely fluctuate significantly in the future. The causes of fluctuation may include the ability to develop, market and produce products and services, demand for these products, the level of competition, changes in operating expenses and general economic factors.

Ability to Obtain and Protect Proprietary Technology and Information.

As the company has already and will obtain patent protection to protect its proprietary rights, there can be no assurance that any of the company's intellectual property rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. The company could incur substantial costs in asserting or defending their intellectual property or proprietary rights against others, including any such rights obtained from third parties.

Dependence on key personnel.

The company's success, development, operations and future business will be substantially dependent upon the personal efforts and expertise of the founders and officers of the company. The loss of the services of such persons could have a material adverse effect. The company success will also be dependent upon its ability to hire and retain qualified personnel. There is no assurance that the company will be able to hire or retain such personnel.

The Need for Future Capital.

In order to accomplish the company's business objective, additional financing may be required. There can be no assurance that the necessary financing, should it be needed, will be available at affordable terms. The failure to obtain additional funds, when needed, will have a material adverse effect on the business, financial condition and results of operation.

-8-

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   Summary of Significant Accounting Policies Cont'd.

Absence of Public Market and Limited Transferability of Shares.

There is no public market for the shares or any other security of the company and it is not anticipated that an active public market will develop in the foreseeable future. In addition, the shares have not been registered under the Securities Act or qualified under any state securities laws. Accordingly, the shares cannot be sold or otherwise transferred unless they are subsequently registered under the Act and qualified under any applicable state securities law or an exemption from such registration and /or qualification is available. Based on the foregoing, a purchaser will have to bear the economic risk of his or her investment for an indefinite period of time, therefore, the purchase of the shares is suitable only for those individuals who have no need for liquidity in their investment and who have adequate means of providing for their current financial needs and personal contingencies. The transfer of shares will be subject to certain limitations imposed by the Federal and State Securities laws. It is not anticipated that any public market for the shares will develop at any time within the foreseeable future. Consequently, holders of shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and shares may not be readily accepted as collateral for loans. The purchase of shares should be considered only as a long-term investment.

Uncertainty of Amount of Proceeds from the Sales of Units.

Units of the Company are being offered directly and the sale of the units is on a best efforts basis. Subscriptions are accepted as received and, accordingly, may be sold all or in part. There is no assurance as to the number of units that will be sold and, therefore, no assurance as to the amount of proceeds the company will receive from the sale of units. The failure to sell all or any of the units may have a material adverse effect on the business, financial condition and results of operations.

Dilution.

Prospective investors who choose to purchase shares will incur immediate and substantial dilution in the tangible book value associated with their investment. Moreover purchasers of shares may experience further dilution upon the consummation of additional sales of its securities.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   <u>Summary of Significant Accounting Policies Cont'd.</u>

<u>Assumptions regarding Financial Projections.</u>

The Company's business plan contains projections prepared by the Company. The projections are based on management's assessment of such matters as growth, customer base, market size and general industry conditions and reflect the best estimates of management. No assurance can be given that any of the assumptions on which the projections have been based will prove to be correct or that the projected figures will be attained. Actual results may vary from projections and the variations may be both material and adverse. The projected financial statements have not been examined, reviewed or compiled by independent public accountants.

Note 2 -   <u>Patent costs.</u>

Patent costs comprise expenditures incurred toward the procurement of various patents obtained and those which are still in the process of being obtained to the extent which they relate to the research and development of its infrared thermal imaging cameras. These expenditures will be amortized when revenue is generated.

Note 3 -   <u>Officer Loans.</u>

The Company repaid funds previously advanced totaling $54,852. The balance due the officers totaled $87,271. These funds are non-interest bearing and are not expected to be repaid within the next twelve months.

Note 4 -   <u>Loans payable – convertible notes.</u>

The convertible notes matured on December 31, 2017 and were converted into 5,230 shares of common stock.

Note 5 -   Common Stock

The Company amended its certificate of incorporation on November 2nd 2015. The Company was given the authority to issue 1,000,000 shares of common stock with a par value of $.001 per share. In addition, the Company approved a 500 to 1 stock split of its issued and outstanding shares. As of December 31, 2017, the Company has issued 127,141 shares of common stock issued and outstanding and 872,859 shares unissued.

DIGITAL DIRECT IR, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2017

STOCKHOLDER'S EQUITY – BEGINNING OF YEAR	($ 193,747)
Convertible notes converted to common stock	202,162
Capital raised through stock purchase – Round A	228,573
Current year net loss	(50,591)
STOCKHOLDER'S EQUITY – END OF YEAR	$ 186,397

Ongoing Reporting Requirements

Digital Direct IR, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Digital Direct IR, Inc. will file a report electronically with the SEC annually and post the report on its web site www.digitaldirectir.com no later than 120 days after the end of each fiscal year covered by the report.